Execution Version

VOLUNTARY SUBADVISORY FEE WAIVER AGREEMENT

This VOLUNTARY SUBADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is dated as of September 29, 2025, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and ALLIANCEBERNSTEIN L.P., a Delaware limited partnership (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and VALIC Company I (the “Company”) are parties to that certain Investment Advisory Agreement, dated January 13, 2025 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the Dynamic Allocation Fund (the “Fund”); and

WHEREAS, the Adviser has entered into the First Amended and Restated Investment Sub-Advisory Agreement with the Subadviser, dated September 29, 2025 (as amended from time to time, the “Subadvisory Agreement”), pursuant to which the Subadviser provides subadvisory services to the Fund; and

WHEREAS, the Adviser pays the Subadviser, as compensation for services provided to the Fund, a subadvisory fee at the annual rates set forth in the Subadvisory Agreement (the “Subadvisory Fee”); and

WHEREAS, the Subadviser manages the “Overlay Component” of the Fund by investing in derivative instruments to manage the Fund’s net equity exposure as well as fixed income securities and short-term investments to generate income, manage cash flows, and meet the Fund’s liquidity needs, among other things, and in connection therewith, a portion of such Overlay Component may be invested in the AB Government Money Market Portfolio, a series of AB Fixed-Income Shares, Inc. (the “AB Portfolio”) as needed, in order to manage daily cash flows to or from the Fund; and

WHEREAS, the Subadviser has agreed to implement partial fee waivers and/or reimbursements for certain of its institutional clients that are invested in the AB Portfolio, such as the Fund; and

WHEREAS, the Subadviser has voluntarily agreed to waive its Subadvisory Fee with respect to the Fund up to the amount of any advisory fees it receives from the AB Portfolio, in connection with any investment by the Subadviser on behalf of the Fund in the AB Portfolio (the “AB Fee Waiver”).

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The Subadviser voluntarily agrees to waive its Subadvisory Fee under the Subadvisory Agreement with respect to the Fund in an amount equal to the AB Fee Waiver.

2.

The AB Fee Waiver may be modified or discontinued at any time by the Subadviser on notice to the Adviser. In addition, the AB Fee Waiver shall terminate automatically upon the termination of the Subadvisory Agreement with respect to the Fund.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

5.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By: /s/ Kevin J. Adamson
Name: Kevin J. Adamson
Title: Authorized Signer

ALLIANCEBERNSTEIN L.P.

By: /s/ Andrea S. Freeman Name: Andrea S. Freeman
Title: Assistant Secretary

[Signature Page to Subadvisory Fee Waiver Agreement – VCP Portfolios]